SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Anheuser-Busch InBev SA/NV

(Name of Issuer)

Ordinary Shares, without par value

American Depositary Shares, each of which represents 1 (one) Ordinary Share,

without par value, evidenced by American Depositary Receipts

(Title of Class or Securities)

03524A108

(CUSIP Number for American Depositary Shares)

George H. White Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN England +44 20 7959-8900	David Maréchal Eugénie Patri Sébastien S.A. 488 Route de Longwy, L-1940, Luxembourg + 352 27 02 39	Mr. Roberto Moses Thompson BRC S.à.R.L. 3, Boulevard Royal, L-2449 Luxembourg +352 26 89 01

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

November 1, 2016

(Date of Event to Which This Filing Relates)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Continued on following pages)

CUSIP No. 03524A108

1	Names of reporting persons: Stichting Anheuser-Busch InBev
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: The Netherlands
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 1,138,318,482 Shares[1,2]
	9	Sole dispositive power: 0
	10	Shared dispositive power: 843,998,410 Ordinary Shares[1]
11	Aggregate amount beneficially owned by each reporting person: 1,138,318,482 Shares[1,2]
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11): 60.24%[1,2,3]
14	Type of reporting person (see instructions): CO

[1]	The Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew) is wholly-owned together by BRC S.à.R.L. (“BRC”) and EPS Participations S.à.R.L. (“EPS Participations”), which is wholly owned by Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA) (“EPS”). BRC is controlled by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”). The Stichting Anheuser-Busch InBev, BRC, EPS Participations, EPS and Rayvax Société d’Investissements SA (“Rayvax”), a Belgian corporation, are party to the 2016 Shareholders’ Agreement (defined below), and the Stichting Anheuser-Busch InBev is party to a further voting agreement (the “Funds Voting Agreement”) with Fonds Baillet Latour SPRL (“Fonds Baillet Latour”) and Fonds Voorzitter Verhelst SPRL (“Fonds Voorzitter Verhelst”). Together these entities and individuals indirectly and directly beneficially own 843,998,410 Ordinary Shares (as defined below) of Anheuser-Busch InBev SA/NV (formerly Newbelco SA/NV) (“AB InBev”), as of October 21, 2016, representing approximately 43.65% of the voting rights attached to AB InBev shares (excluding treasury shares held by AB InBev or its subsidiaries). In addition, See Items 2, 3, 4, 5 and 6 of this Schedule 13D.
[2]	Includes (i) the 185,115,417 Restricted Shares and 12,341,937 Ordinary Shares of AB InBev beneficially owned by Altria and (ii) the 96,862,718 Restricted Shares of AB InBev beneficially owned by BEVCO. The Stichting Anheuser-Busch InBev, Altria Group, Inc. a Virginia Corporation (“Altria”) and BEVCO Lux S.à R.L., a Luxembourg corporation (“BEVCO”), are parties to the Restricted Shareholder Voting Agreement. The Restricted Shares vote together with the Ordinary Shares together on all matters requiring a vote of the shareholders of AB InBev, except that, as long as there remain any Restricted Shares, any modification of the rights attached to the Ordinary Shares or the Restricted Shares shall be made in accordance with the quorum and majority requirements of article 560 of the Belgian Companies Code.
[3]	Based on a total of 1,889,679,899 Ordinary Shares deemed to be outstanding as of the filing date, which is calculated based upon the sum of (i) 1,607,701,764 Ordinary Shares issued and outstanding as of such date and (ii) 281,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares (as defined below) over which the reporting parties may be deemed to have shared voting power by virtue of the Restricted Shareholder Voting Agreement (as defined below), which includes all Restricted Shares owned by Altria and BEVCO and no Restricted Shares owned by other holders. The shares set out above represent approximately 58.87% of the total shares with voting rights (i.e., 1,607,701,764 Ordinary Shares and 325,999,817 Restricted Shares) issued and outstanding as of the filing date.

CUSIP No. 03524A108

1	Names of reporting persons: BRC S.à R.L.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: Luxembourg
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 1,138,318,482 Shares[1,2]
	9	Sole dispositive power: 0
	10	Shared dispositive power: 843,998,410 Ordinary Shares[1]
11	Aggregate amount beneficially owned by each reporting person: 1,138,318,482 Shares[1,2]
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11): 60.24%[1,2,3]
14	Type of reporting person (see instructions): CO

[1]	The Stichting Anheuser-Busch InBev is wholly-owned together by BRC and EPS Participations, which is wholly owned by EPS. BRC is controlled by Mr. Lemann, Mr. Sicupira and Mr. Telles. The Stichting Anheuser-Busch InBev, BRC, EPS Participations, EPS and Rayvax are party to the 2016 Shareholders’ Agreement, and the Stichting Anheuser-Busch InBev is party to the Funds Voting Agreement with Fonds Baillet Latour and Fonds Voorzitter Verhelst. Together these entities and individuals indirectly and directly beneficially own 843,998,410 Ordinary Shares of AB InBev, as of October 21, 2016, representing approximately 43.65% of the voting rights attached to AB InBev shares (excluding treasury shares held by AB InBev or its subsidiaries). In addition, See Items 2, 3, 4, 5 and 6 of this Schedule 13D.
[2]	Includes (i) the 185,115,417 Restricted Shares and 12,341,937 Ordinary Shares of AB InBev beneficially owned by Altria and (ii) the 96,862,718 Restricted Shares of AB InBev beneficially owned by BEVCO. The Stichting Anheuser-Busch InBev, Altria and BEVCO are parties to the Restricted Shareholder Voting Agreement. The Restricted Shares vote together with the Ordinary Shares together on all matters requiring a vote of the shareholders of AB InBev, except that, as long as there remain any Restricted Shares, any modification of the rights attached to the Ordinary Shares or the Restricted Shares shall be made in accordance with the quorum and majority requirements of article 560 of the Belgian Companies Code.
[3]	Based on a total of 1,889,679,899 Ordinary Shares deemed to be outstanding as of the filing date, which is calculated based upon the sum of (i) 1,607,701,764 Ordinary Shares issued and outstanding as of such date and (ii) 281,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares over which the reporting parties may be deemed to have shared voting power by virtue of the Restricted Shareholder Voting Agreement, which includes all Restricted Shares owned by Altria and BEVCO, and no Restricted Shares owned by other holders. The shares set out above represent approximately 58.87% of the total shares with voting rights (i.e., 1,607,701,764 Ordinary Shares and 325,999,817 Restricted Shares) issued and outstanding as of the filing date.

CUSIP No. 03524A108

1	Names of reporting persons: Eugénie Patri Sébastien S.A.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: Luxembourg
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 1,138,318,482 Shares[1,2]
	9	Sole dispositive power: 0
	10	Shared dispositive power: 843,998,410 Ordinary Shares[1]
11	Aggregate amount beneficially owned by each reporting person: 1,138,318,482 Shares[1,2]
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11): 60.24%[1,2,3]
14	Type of reporting person (see instructions): CO

[1]	The Stichting Anheuser-Busch InBev is wholly-owned together by BRC and EPS Participations, which is wholly owned by EPS. BRC is controlled by Mr. Lemann, Mr. Sicupira and Mr. Telles. The Stichting Anheuser-Busch InBev, BRC, EPS Participations, EPS and Rayvax are party to the 2016 Shareholders’ Agreement, and the Stichting Anheuser-Busch InBev is party to the Funds Voting Agreement with Fonds Baillet Latour and Fonds Voorzitter Verhelst. Together these entities and individuals indirectly and directly beneficially own 843,998,410 Ordinary Shares of AB InBev, as of October 21, 2016, representing approximately 43.65% of the voting rights attached to AB InBev shares (excluding treasury shares held by AB InBev or its subsidiaries). Includes Ordinary Shares beneficially owned by EPS which certain directors of EPS may have the right to acquire control of from EPS under certain circumstances. In addition, See Items 2, 3, 4, 5 and 6 of this Schedule 13D.
[2]	Includes (i) the 185,115,417 Restricted Shares and 12,341,937 Ordinary Shares of AB InBev beneficially owned by Altria and (ii) the 96,862,718 Restricted Shares of AB InBev beneficially owned by BEVCO. The Stichting Anheuser-Busch InBev, Altria and BEVCO are parties to the Restricted Shareholder Voting Agreement. The Restricted Shares vote together with the Ordinary Shares together on all matters requiring a vote of the shareholders of AB InBev, except that, as long as there remain any Restricted Shares, any modification of the rights attached to the Ordinary Shares or the Restricted Shares shall be made in accordance with the quorum and majority requirements of article 560 of the Belgian Companies Code.
[3]	Based on a total of 1,889,679,899 Ordinary Shares deemed to be outstanding as of the filing date, which is calculated based upon the sum of (i) 1,607,701,764 Ordinary Shares issued and outstanding as of such date and (ii) 281,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares over which the reporting parties may be deemed to have shared voting power by virtue of the Restricted Shareholder Voting Agreement, which includes all Restricted Shares owned by Altria and BEVCO, and no Restricted Shares owned by other holders. The shares set out above represent approximately 58.87% of the total shares with voting rights (i.e., 1,607,701,764 Ordinary Shares and 325,999,817 Restricted Shares) issued and outstanding as of the filing date.

CUSIP No. 03524A108

1	Names of reporting persons: Rayvax Société d’Investissements S.A.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: Belgium
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 1,138,318,482 Shares[1,2]
	9	Sole dispositive power: 0
	10	Shared dispositive power: 843,998,410 Ordinary Shares[1]
11	Aggregate amount beneficially owned by each reporting person: 1,138,318,482 Shares[1,2]
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11): 60.24%[1,2,3]
14	Type of reporting person (see instructions): CO

[1]	The Stichting Anheuser-Busch InBev is wholly-owned together by BRC and EPS Participations, which is wholly owned by EPS. BRC is controlled by Mr. Lemann, Mr. Sicupira and Mr. Telles. The Stichting Anheuser-Busch InBev, BRC, EPS Participations, EPS and Rayvax are party to the 2016 Shareholders’ Agreement, and the Stichting Anheuser-Busch InBev is party to the Funds Voting Agreement with Fonds Baillet Latour and Fonds Voorzitter Verhelst. Together these entities and individuals indirectly and directly beneficially own 843,998,410 Ordinary Shares of AB InBev, as of October 21, 2016, representing approximately 43.65% of the voting rights attached to AB InBev shares (excluding treasury shares held by AB InBev or its subsidiaries). Includes Ordinary Shares beneficially owned by EPS which certain directors of Rayvax may have the right to acquire control of from EPS under certain circumstances. In addition, See Items 2, 3, 4, 5 and 6 of this Schedule 13D.
[2]	Includes (i) the 185,115,417 Restricted Shares and 12,341,937 Ordinary Shares of AB InBev beneficially owned by Altria and (ii) the 96,862,718 Restricted Shares of AB InBev beneficially owned by BEVCO. The Stichting Anheuser-Busch InBev, Altria and BEVCO are parties to the Restricted Shareholder Voting Agreement. The Restricted Shares vote together with the Ordinary Shares together on all matters requiring a vote of the shareholders of AB InBev, except that, as long as there remain any Restricted Shares, any modification of the rights attached to the Ordinary Shares or the Restricted Shares shall be made in accordance with the quorum and majority requirements of article 560 of the Belgian Companies Code.
[3]	Based on a total of 1,889,679,899 Ordinary Shares deemed to be outstanding as of the filing date, which is calculated based upon the sum of (i) 1,607,701,764 Ordinary Shares issued and outstanding as of such date and (ii) 281,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares over which the reporting parties may be deemed to have shared voting power by virtue of the Restricted Shareholder Voting Agreement, which includes all Restricted Shares owned by Altria and BEVCO, and no Restricted Shares owned by other holders. The shares set out above represent approximately 58.87% of the total shares with voting rights (i.e., 1,607,701,764 Ordinary Shares and 325,999,817 Restricted Shares) issued and outstanding as of the filing date.

CUSIP No. 03524A108

1	Names of reporting persons: Fonds Baillet Latour SPRL
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: Belgium
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 1,138,318,482 Shares[1,2]
	9	Sole dispositive power: 0
	10	Shared dispositive power: 843,998,410 Ordinary Shares[1]
11	Aggregate amount beneficially owned by each reporting person: 1,138,318,482 Shares[1,2]
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11): 60.24%[1,2,3]
14	Type of reporting person (see instructions): CO

[1]	The Stichting Anheuser-Busch InBev is wholly-owned together by BRC and EPS Participations, which is wholly owned by EPS. BRC is controlled by Mr. Lemann, Mr. Sicupira and Mr. Telles. The Stichting Anheuser-Busch InBev, BRC, EPS Participations, EPS and Rayvax are party to the 2016 Shareholders’ Agreement, and the Stichting Anheuser-Busch InBev is party to the Funds Voting Agreement with Fonds Baillet Latour and Fonds Voorzitter Verhelst. Together these entities and individuals indirectly and directly beneficially own 843,998,410 Ordinary Shares of AB InBev, as of October 21, 2016, representing approximately 43.65% of the voting rights attached to AB InBev shares (excluding treasury shares held by AB InBev or its subsidiaries). In addition, See Items 2, 3, 4, 5 and 6 of this Schedule 13D.
[2]	Includes (i) the 185,115,417 Restricted Shares and 12,341,937 Ordinary Shares of AB InBev beneficially owned by Altria and (ii) the 96,862,718 Restricted Shares of AB InBev beneficially owned by BEVCO. The Stichting Anheuser-Busch InBev, Altria and BEVCO are parties to the Restricted Shareholder Voting Agreement. The Restricted Shares vote together with the Ordinary Shares together on all matters requiring a vote of the shareholders of AB InBev, except that, as long as there remain any Restricted Shares, any modification of the rights attached to the Ordinary Shares or the Restricted Shares shall be made in accordance with the quorum and majority requirements of article 560 of the Belgian Companies Code.
[3]	Based on a total of 1,889,679,899 Ordinary Shares deemed to be outstanding as of the filing date, which is calculated based upon the sum of (i) 1,607,701,764 Ordinary Shares issued and outstanding as of such date and (ii) 281,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares over which the reporting parties may be deemed to have shared voting power by virtue of the Restricted Shareholder Voting Agreement, which includes all Restricted Shares owned by Altria and BEVCO, and no Restricted Shares owned by other holders. The shares set out above represent approximately 58.87% of the total shares with voting rights (i.e., 1,607,701,764 Ordinary Shares and 325,999,817 Restricted Shares) issued and outstanding as of the filing date.

CUSIP No. 03524A108

1	Names of reporting persons: Fonds Voozitter Verhelst BVBA
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: Belgium
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 1,138,318,482 Shares[1,2]
	9	Sole dispositive power: 0
	10	Shared dispositive power: 843,998,410 Ordinary Shares[1]
11	Aggregate amount beneficially owned by each reporting person: 1,138,318,482 Shares[1,2]
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11): 60.24%[1,2,3]
14	Type of reporting person (see instructions): CO

[1]	The Stichting Anheuser-Busch InBev is wholly-owned together by BRC and EPS Participations, which is wholly owned by EPS. BRC is controlled by Mr. Lemann, Mr. Sicupira and Mr. Telles. The Stichting Anheuser-Busch InBev, BRC, EPS Participations, EPS and Rayvax are party to the 2016 Shareholders’ Agreement, and the Stichting Anheuser-Busch InBev is party to the Funds Voting Agreement with Fonds Baillet Latour and Fonds Voorzitter Verhelst. Together these entities and individuals indirectly and directly beneficially own 843,998,410 Ordinary Shares of AB InBev, as of October 21, 2016, representing approximately 43.65% of the voting rights attached to AB InBev shares (excluding treasury shares held by AB InBev or its subsidiaries). In addition, See Items 2, 3, 4, 5 and 6 of this Schedule 13D.
[2]	Includes (i) the 185,115,417 Restricted Shares and 12,341,937 Ordinary Shares of AB InBev beneficially owned by Altria and (ii) the 96,862,718 Restricted Shares of AB InBev beneficially owned by BEVCO. The Stichting Anheuser-Busch InBev, Altria and BEVCO are parties to the Restricted Shareholder Voting Agreement. The Restricted Shares vote together with the Ordinary Shares together on all matters requiring a vote of the shareholders of AB InBev, except that, as long as there remain any Restricted Shares, any modification of the rights attached to the Ordinary Shares or the Restricted Shares shall be made in accordance with the quorum and majority requirements of article 560 of the Belgian Companies Code.
[3]	Based on a total of 1,889,679,899 Ordinary Shares deemed to be outstanding as of the filing date, which is calculated based upon the sum of (i) 1,607,701,764 Ordinary Shares issued and outstanding as of such date and (ii) 281,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares over which the reporting parties may be deemed to have shared voting power by virtue of the Restricted Shareholder Voting Agreement, which includes all Restricted Shares owned by Altria and BEVCO, and no Restricted Shares owned by other holders. The shares set out above represent approximately 58.87% of the total shares with voting rights (i.e., 1,607,701,764 Ordinary Shares and 325,999,817 Restricted Shares) issued and outstanding as of the filing date.

CUSIP No. 03524A108

1	Names of reporting persons: Jorge Paulo Lemann
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: Federative Republic of Brazil
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 1,138,322,950 Shares[1,2,3]
	9	Sole dispositive power: 0
	10	Shared dispositive power: 844,002,878 Ordinary Shares[1,3]
11	Aggregate amount beneficially owned by each reporting person: 1,138,322,950 Shares[1,2,3]
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11): 60.24%[1,2,3,4]
14	Type of reporting person (see instructions): IN

[1]	The Stichting Anheuser-Busch InBev is wholly-owned together by BRC and EPS Participations, which is wholly owned by EPS. BRC is controlled by Mr. Lemann, Mr. Sicupira and Mr. Telles. The Stichting Anheuser-Busch InBev, BRC, EPS Participations, EPS and Rayvax are party to the 2016 Shareholders’ Agreement, and the Stichting Anheuser-Busch InBev is party to the Funds Voting Agreement with Fonds Baillet Latour and Fonds Voorzitter Verhelst. Together these entities and individuals indirectly and directly beneficially own 843,998,410 Ordinary Shares of AB InBev, as of October 21, 2016, representing approximately 43.65% of the voting rights attached to AB InBev shares (excluding treasury shares held by AB InBev or its subsidiaries). In addition, See Items 2, 3, 4, 5 and 6 of this Schedule 13D.
[2]	Includes (i) the 185,115,417 Restricted Shares and 12,341,937 Ordinary Shares of AB InBev beneficially owned by Altria and (ii) the 96,862,718 Restricted Shares of AB InBev beneficially owned by BEVCO. The Stichting Anheuser-Busch InBev, Altria and BEVCO are parties to the Restricted Shareholder Voting Agreement. The Restricted Shares vote together with the Ordinary Shares together on all matters requiring a vote of the shareholders of AB InBev, except that, as long as there remain any Restricted Shares, any modification of the rights attached to the Ordinary Shares or the Restricted Shares shall be made in accordance with the quorum and majority requirements of article 560 of the Belgian Companies Code.
[3]	Includes 4,468 Ordinary Shares held by LTS Trading Company LLC as of October 21, 2016, a company incorporated under Delaware law, acting in concert with Mr. Telles, Mr. Lemann and Mr. Sicupira within the meaning of Article 3, § 2 of the Belgian Law of 1 April 2007 on public takeover bids. Mr. Lemann disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.
[4]	Based on a total of 1,889,679,899 Ordinary Shares deemed to be outstanding as of the filing date, which is calculated based upon the sum of (i) 1,607,701,764 Ordinary Shares issued and outstanding as of such date and (ii) 281,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares over which the reporting parties may be deemed to have shared voting power by virtue of the Restricted Shareholder Voting Agreement, which includes all Restricted Shares owned by Altria and BEVCO, and no Restricted Shares owned by other holders. The shares set out above represent approximately 58.87% of the total shares with voting rights (i.e., 1,607,701,764 Ordinary Shares and 325,999,817 Restricted Shares) issued and outstanding as of the filing date.

CUSIP No. 03524A108

1	Names of reporting persons: Carlos Alberto da Viega Sicupira
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: Federative Republic of Brazil
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 1,138,322,950 Shares[1,2,3]
	9	Sole dispositive power: 0
	10	Shared dispositive power: 844,002,878 Ordinary Shares[1,3]
11	Aggregate amount beneficially owned by each reporting person: 1,138,322,950 Shares[1,2,3]
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11): 60.24%[1,2,3,4]
14	Type of reporting person (see instructions): IN

[1]	The Stichting Anheuser-Busch InBev is wholly-owned together by BRC and EPS Participations, which is wholly owned by EPS. BRC is controlled by Mr. Lemann, Mr. Sicupira and Mr. Telles. The Stichting Anheuser-Busch InBev, BRC, EPS Participations, EPS and Rayvax are party to the 2016 Shareholders’ Agreement, and the Stichting Anheuser-Busch InBev is party to the Funds Voting Agreement with Fonds Baillet Latour and Fonds Voorzitter Verhelst. Together these entities and individuals indirectly and directly beneficially own 843,998,410 Ordinary Shares of AB InBev, as of October 21, 2016, representing approximately 43.65% of the voting rights attached to AB InBev shares (excluding treasury shares held by AB InBev or its subsidiaries). In addition, See Items 2, 3, 4, 5 and 6 of this Schedule 13D.
[2]	Includes (i) the 185,115,417 Restricted Shares and 12,341,937 Ordinary Shares of AB InBev beneficially owned by Altria and (ii) the 96,862,718 Restricted Shares of AB InBev beneficially owned by BEVCO. The Stichting Anheuser-Busch InBev, Altria and BEVCO are parties to the Restricted Shareholder Voting Agreement. The Restricted Shares vote together with the Ordinary Shares together on all matters requiring a vote of the shareholders of AB InBev, except that, as long as there remain any Restricted Shares, any modification of the rights attached to the Ordinary Shares or the Restricted Shares shall be made in accordance with the quorum and majority requirements of article 560 of the Belgian Companies Code.
[3]	Includes 4,468 Ordinary Shares held by LTS Trading Company LLC as of October 21, 2016, a company incorporated under Delaware law, acting in concert with Mr. Telles, Mr. Lemann and Mr. Sicupira within the meaning of Article 3, § 2 of the Belgian Law of 1 April 2007 on public takeover bids. Mr. Sicupira disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.
[4]	Based on a total of 1,889,679,899 Ordinary Shares deemed to be outstanding as of the filing date, which is calculated based upon the sum of (i) 1,607,701,764 Ordinary Shares issued and outstanding as of such date and (ii) 281,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares over which the reporting parties may be deemed to have shared voting power by virtue of the Restricted Shareholder Voting Agreement, which includes all Restricted Shares owned by Altria and BEVCO, and no Restricted Shares owned by other holders. The shares set out above represent approximately 58.87% of the total shares with voting rights (i.e., 1,607,701,764 Ordinary Shares and 325,999,817 Restricted Shares) issued and outstanding as of the filing date.

CUSIP No. 03524A108

1	Names of reporting persons: Marcel Herrmann Telles
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: Federative Republic of Brazil
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 3,737,905 Ordinary Shares
	8	Shared voting power: 1,142,060,855 Shares[1,2,3]
	9	Sole dispositive power: 3,737,905 Ordinary Shares
	10	Shared dispositive power: 847,740,783 Ordinary Shares[1,3]
11	Aggregate amount beneficially owned by each reporting person: 1,142,060,855 Shares[1,2,3]
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11): 60.44%[1,2,3,4]
14	Type of reporting person (see instructions): IN

[1]	The Stichting Anheuser-Busch InBev is wholly-owned together by BRC and EPS Participations, which is wholly owned by EPS. BRC is controlled by Mr. Lemann, Mr. Sicupira and Mr. Telles. The Stichting Anheuser-Busch InBev, BRC, EPS Participations, EPS and Rayvax are party to the 2016 Shareholders’ Agreement, and the Stichting Anheuser-Busch InBev is party to the Funds Voting Agreement with Fonds Baillet Latour and Fonds Voorzitter Verhelst. Together these entities and individuals indirectly and directly beneficially own 843,998,410 Ordinary Shares of AB InBev, as of October 21, 2016, representing approximately 43.65% of the voting rights attached to AB InBev shares (excluding treasury shares held by AB InBev or its subsidiaries). In addition, See Items 2, 3, 4, 5 and 6 of this Schedule 13D.
[2]	Includes (i) the 185,115,417 Restricted Shares and 12,341,937 Ordinary Shares of AB InBev beneficially owned by Altria and (ii) the 96,862,718 Restricted Shares of AB InBev beneficially owned by BEVCO. The Stichting Anheuser-Busch InBev, Altria and BEVCO are parties to the Restricted Shareholder Voting Agreement. The Restricted Shares vote together with the Ordinary Shares together on all matters requiring a vote of the shareholders of AB InBev, except that, as long as there remain any Restricted Shares, any modification of the rights attached to the Ordinary Shares or the Restricted Shares shall be made in accordance with the quorum and majority requirements of article 560 of the Belgian Companies Code.
[3]	Includes 4,468 Ordinary Shares held by LTS Trading Company LLC as of October 21, 2016, a company incorporated under Delaware law, acting in concert with Mr. Telles, Mr. Lemann and Mr. Sicupira within the meaning of Article 3, § 2 of the Belgian Law of 1 April 2007 on public takeover bids and 3,737,905 Ordinary Shares held by MHT Benefit Holding Company Ltd as of November 1, 2016, a company incorporated under the law of the Bahamas, acting in concert with Mr. Telles within the meaning of Article 3, § 2 of the Belgian Law of 1 April 2007 on public takeover bids. Mr. Telles disclaims beneficial ownership of the securities subject to this statement on Schedule 13D, except for those securities over which he holds sole voting and dispositive power.
[4]	Based on a total of 1,889,679,899 Ordinary Shares deemed to be outstanding as of the filing date, which is calculated based upon the sum of (i) 1,607,701,764 Ordinary Shares issued and outstanding as of such date and (ii) 281,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares over which the reporting parties may be deemed to have shared voting power by virtue of the Restricted Shareholder Voting Agreement, which includes all Restricted Shares owned by Altria and BEVCO, and no Restricted Shares owned by other holders. The shares set out above represent approximately 59.06% of the total shares with voting rights (i.e., 1,607,701,764 Ordinary Shares and 325,999,817 Restricted Shares) issued and outstanding as of the filing date.

Item 1.	Security and Issuer.

This Schedule 13D relates to ordinary shares, without par value (“Ordinary Shares”), of Anheuser-Busch InBev SA/NV (formerly Newbelco SA/NV) (“AB InBev”), a public limited liability company (société anonyme/naamloze vennootschap) organized under the laws of Belgium. American Depositary Receipts, each representing one Ordinary Share of AB InBev, are listed and trade on the New York Stock Exchange. AB InBev’s principal executive office is its registered office, which is Grand Place 1, 1000 Brussels, Belgium and AB InBev is registered with the Belgian Crossroads Bank of Enterprises under the number 0417.497.106 RPM/RPR (Brussels).

As described further below, the filers of this Schedule 13D set out in Item 2 may be considered to have formed a group with the counterparties to the Restricted Shareholder Voting Agreement (as defined below), being Altria and BEVCO, whom own at least 1% of AB InBev’s outstanding share capital in the form of restricted shares, without par value, of AB InBev (“Restricted Shares”, and together with the Ordinary Shares, the “Shares”). Restricted Shares will be unlisted, not admitted to trading on any stock exchange, not capable of being deposited in an American Depositary Receipt program and will be subject to, among other things, restrictions on transfer until converted into Ordinary Shares, subject to certain limited exceptions. The Restricted Shares will be convertible at the election of the holder into Ordinary Shares on a one-for-one basis with effect from the fifth anniversary of the completion of the business combination between the former Anheuser-Busch InBev SA/NV, a public limited liability company (société anonyme/naamloze vennootschap) organized under the laws of Belgium and registered with the Belgian Crossroads Bank of Enterprises under the number 0417.497.106 RPM/RPR (Brussels) (“Former AB InBev”), and SABMiller plc (“SABMiller”) (the “Transaction”). With limited exceptions, such Restricted Shares vote together with the Ordinary Shares on all matters requiring a vote of the shareholders of AB InBev, rank equally with the Ordinary Shares as regards dividends.

Item 2.	Identity and Background.

(a), (b), (c), (f) This Schedule 13D is being filed by:

(i)	the Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew), a foundation formed under the laws of the Netherlands (the “Stichting”);

(ii)	BRC S.à R.L., a limited liability company (société à responsabilité limité) incorporated under the laws of Luxembourg (“BRC”);

(iii)	Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA), a public limited liability company (société anonyme) incorporated under the laws of Luxembourg (“EPS”);

(iv)	Rayvax Société d’Investissements S.A., a public limited liability company (société anonyme) incorporated under the laws of Belgium (“Rayvax”);

(v)	Fonds Baillet Latour SPRL (formerly Fonds InBev-Baillet Latour SPRL), a foundation with a social purpose incorporated under the laws of Belgium (“Fonds Baillet Latour”);

(vi)	Fonds Voorzitter Verhelst SPRL, a foundation with a social purpose incorporated under the laws of Belgium (“Fonds Voorzitter Verhelst”);

(vii)	Jorge Paulo Lemann, a Brazilian citizen (“Mr. Lemann”);

(viii)	Carlos Alberto da Veiga Sicupira, a Brazilian citizen (“Mr. Sicupira”); and

(ix)	Marcel Herrmann Telles, a Brazilian citizen (“Mr. Telles”),

(collectively, the “Reporting Persons”).

The Stichting is a foundation, substantially all of the assets of which, as of October 10, 2016, were 663,074,832 Ordinary Shares, representing approximately 34.29% of the voting rights attached to AB InBev shares

(excluding treasury shares held by AB InBev or its subsidiaries). The address of the principal business office of the Stichting is Amstelveenseweg 760, 1081 JK Amsterdam, the Netherlands. The principal business purposes of the Stichting is to hold AB InBev shares on behalf of EPS and its wholly owned subsidiary EPS Participations S.à R.L. (“EPS Participations”) and BRC. Each of EPS, EPS Participations and BRC holds Stichting certificates entitling them to claim from the Stichting the payment of any dividends and other amounts paid or distributed by AB InBev to the holders of the Ordinary Shares who hold their interests through the Stichting.

BRC is an investment company, the principal business purposes of which is holding Class B certificates of the Stichting (each of which represents one Ordinary Share held by the Stichting). The address of the principal business office of BRC is 3, Boulevard Royal, L-2449 Luxembourg.

EPS is a company established for the purpose of directly or indirectly investing in and holding Class A certificates of the Stichting (each of which represents one Ordinary Share held by the Stichting) and Ordinary Shares. The address of the principal business office of EPS is Route de Longwy 488, L-1940 Luxembourg. Certain of the securities being reported on by EPS on this Schedule 13D are actually held by EPS Participations, S.à R.L., a direct wholly owned subsidiary of EPS.

Rayvax is a company established for the purpose of holding an indirect interest in AB InBev. The address of the principal business office of Rayvax is 19, Square Vergote, B-1200 Brussels, Belgium. Certain of the securities being reported on by Rayvax on this Schedule 13D are actually held by Sébastien Holding NV/SA, a direct wholly owned subsidiary of Rayvax.

Fonds Baillet Latour is a foundation established with a social purpose to encourage and financially support projects with a high human or cultural value in the areas of medical research, education, culture and Olympic sport. The address of the principal business office of Fonds Baillet Latour is Grand’Place 1, 1000 Brussels, Belgium.

Fonds Voorzitter Verhelst is foundation established with a social purpose to financially assist AB InBev employees (e.g., with respect to their and their children’s education, health plans and medical care). The address of the principal business office of Fonds Voorzitter Verhelst is Brouwerijplein 1, 3000 Leuven, Belgium.

Mr. Lemann’s principal occupation is being a private investor. His principal business address is Zücherstrasse 325, 8645 Jona, Switzerland. Certain of the securities being reported on by Mr. Lemann on this Schedule 13D are actually held by LTS Trading Company LLC, an entity controlled jointly by Mr. Lemann, Mr. Sicupira and Mr. Telles.

Mr. Sicupira principal occupation is being a private investor and a director of BRC and AB InBev. His principal business address is Via Maistra, 36, 7500, St. Moritz, Switzerland. Certain of the securities being reported on by Mr. Sicupira on this Schedule 13D are actually held by LTS Trading Company LLC, an entity controlled jointly by Mr. Lemann, Mr. Sicupira and Mr. Telles.

Mr. Telles principal occupation is being a private investor and a director of BRC and AB InBev. His principal business address is Via Mezdi 35, 7500, St. Moritz, Switzerland. Certain of the securities being reported on by Mr. Lemann on this Schedule 13D are actually held by LTS Trading Company LLC, an entity controlled jointly by Mr. Lemann, Mr. Sicupira and Mr. Telles. In addition, certain of the securities being reported on by Mr. Telles on this Schedule 13D are actually held by MHT Benefit Holding Company Ltd, a company controlled by Mr. Telles.

The name, citizenship, business address and present principal occupation or employment of each of the directors of the Stichting, BRC, EPS, Rayvax, Fonds Baillet Latour and Fonds Voorzitter Verhelst and the name, principal business and address of the corporation or other organization in which any such employment is conducted are set forth in Annexes A-1 through A-7 to this Schedule 13D. None of such entities has any executive officers.

(d), (e) During the last five years, none of the Reporting Persons or director of the Stichting, BRC, EPS, Rayvax, Fonds Baillet Latour or Fonds Voorzitter Verhelst or any executive officer or director of any controlling shareholder, if any, of the Stichting, BRC, EPS, Rayvax, Fonds Baillet Latour or Fonds Voorzitter Verhelst has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Principal Shareholders of Former AB InBev Prior to the Transaction

Prior to completion of the Transaction, Former AB InBev was a foreign private issuer with American Depositary Shares (each representing one Former AB InBev ordinary share) listed and trading on the New York Stock Exchange. Prior to the registration in 2009 of Former AB InBev’s ordinary shares and American Depositary Shares pursuant to Section 12(b) of the Act, as of 27 August 2009, the Reporting Persons held beneficial ownership over ordinary shares representing 53.7% of the voting rights attached to Former AB InBev shares. Thereafter, pursuant to Rule 13d-1(d) under Act, the Reporting Persons reported their beneficial ownership over Former AB InBev on Schedule 13G.

Prior to the completion of the Belgian Merger (as defined below), as of 30 June 2016, the Reporting Persons held beneficial ownership over 847,648,483 Former AB InBev ordinary shares representing 52.7% of the voting rights attached to Former AB InBev shares.

Business Combination between Former AB InBev and SABMiller

In a joint announcement on 11 November 2015 pursuant to Rule 2.7 of the UK City Code on Takeovers and Mergers, the board of Former AB InBev and the board of SABMiller announced that they had reached agreement on the terms of the recommended business combination between Former AB InBev and SABMiller and in an announcement on 26 July 2016 pursuant to Rule 2.7 of the UK City Code on Takeovers and Mergers, Former AB InBev announced revised and final terms for the Transaction.

AB InBev was incorporated on 3 March 2016 under the laws of Belgium under the name “Newbelco SA/NV”.

The Transaction was implemented through three principal steps as follows:

•	first, the acquisition of SABMiller by Newbelco SA/NV through a UK law court-sanctioned scheme of arrangement between SABMiller and the applicable shareholders of SABMiller under Part 26 of the UK Companies Act 2006, pursuant to which such shareholders of SABMiller received 100 ordinary shares (“Initial Shares”) in Newbelco SA/NV, in consideration for each SABMiller ordinary share (including each SABMiller ordinary share represented by an American Depositary Share) they held (the “UK Scheme”);

•	second, a voluntary cash takeover offer made by Former AB InBev pursuant to the Belgian Law of 1 April 2007 on public takeover bids and the Belgian Royal Decree of 27 April 2007 on public takeover bids for all of the Initial Shares of Newbelco SA/NV that were issued to the SABMiller shareholders pursuant to the UK Scheme (the “Belgian Offer”), pursuant to which:

•	SABMiller shareholders who validly elected (or were deemed to have elected) for the Cash Consideration (as defined below) tendered all their Initial Shares into the Belgian Offer (for an offer price of GBP 0.45 per Initial Share) in order to receive the Cash Consideration; and

•	the SABMiller shareholders who validly elected (or were deemed to have elected) for the Partial Share Alternative (as defined below) tendered some of their Initial Shares into the Belgian Offer (for an offer price of GBP 0.45 per Initial Share) in order to receive the cash element of the Partial Share Alternative and retained the relevant portion of their Initial Shares, which became Restricted Shares in Newbelco as a result of the subsequent reclassification and consolidation of the Initial Shares after the closing of the Belgian Offer; and

•	third, following closing of the Belgian Offer, the merger of Former AB InBev into Newbelco through a merger by absorption of AB InBev under the Belgian Law of 7 May 1999, setting out the Companies Code as amended from time to time, pursuant to which:

•	Former AB InBev shareholders received one Ordinary Share of Newbelco SA/NV for each Former AB InBev ordinary share they held at the record date for the Belgian Merger; and

•	upon the exchange of Former AB InBev ordinary shares for Ordinary Shares of Newbelco SA/NV, the American Depositary Shares previously representing one Former AB InBev ordinary share automatically represented one Ordinary Share of Newbelco;

•	Newbelco SA/NV became the surviving entity and the holding company for the combined group following the Transaction;

•	pursuant to Rule 12g-3(a) under the Act, Newbelco SA/NV’s Ordinary Shares and American Depositary Shares became registered pursuant to Section 12(b) of the Act,

(the “Belgian Merger”).

Following the Belgian Merger, Newbelco SA/NV was renamed Anheuser-Busch InBev SA/NV.

Under the terms of the Transaction, each former shareholder of SABMiller had the option to elect for:

•	a cash payment in an amount equivalent to GBP 45.00 in respect of each SABMiller ordinary share (including each SABMiller ordinary share represented by an SABMiller ADS) it held (the “Cash Consideration”) (effected through the tender of Initial Shares in the Belgian Offer); or

•	a cash payment in an amount equivalent to GBP 4.6588 in respect of each SABMiller ordinary share it held (effected through the tender of Initial Shares in the Belgian Offer) as well as 0.483969 Restricted Shares in Newbelco in respect of each SABMiller ordinary share it held (together, the “Partial Share Alternative”), subject to a maximum number of 326,000,000 Restricted Shares being provided to all SABMiller shareholders that elected for the Partial Share Alternative.

Altria and BEVCO each elected the Partial Share Alternative, and following the Belgian Offer (and subsequent reclassification and consolidation of Initial Shares), and prior to the Belgian Merger, Altria held 185,115,417 Restricted Shares and BEVCO held 96,862,718 Restricted Shares.

As described above, the Reporting Persons held beneficial ownership over 847,648,483 Former AB InBev ordinary shares prior to the Belgian Merger, and following the Belgian Merger, the Reporting Persons held beneficial ownership over 847,648,483 Ordinary Shares.

None of the transactions described above in which the Reporting Persons, Altria or Bevco received beneficial ownership of Restricted Shares or Ordinary Shares was an “acquisition” of any securities of a class registered under Section 12 of the Act.

Events following completion of the Transaction

On October 27, 2016, Altria filed a quarterly report on Form 10-Q and disclosed that between October 11, 2016 and October 27, 2016 it had purchased 12,341,937 Ordinary Shares for aggregate consideration (excluding brokerage commissions) of approximately $1.6 billion.

Item 4.	Purpose of Transaction.

On October 27, 2016, Altria filed a quarterly report on Form 10-Q and disclosed that between October 11, 2016 and October 27, 2016 it had purchased 12,341,937 Ordinary Shares for aggregate consideration (excluding brokerage commissions) of approximately $1.6 billion.

Item 5.	Interest in Securities of the Issuer.

(a)	Rows (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference.

(b)	Rows (7) through (10) of the cover pages to this Schedule 13D set forth the number of Ordinary Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of Ordinary Shares and Restricted Shares of AB InBev as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.

(c)	On October 27, 2016, Altria filed a quarterly report on Form 10-Q and disclosed that between October 11, 2016 and October 27, 2016 it had purchased 12,341,937 Ordinary Shares for aggregate consideration (excluding brokerage commissions) of approximately $1.6 billion.

Following the registration of Ordinary Shares of AB InBev under Section 12(b) of the Act, which took effect on October 10, 2016 pursuant to Rule 12g-3(a) under the Act upon the merger of Former AB InBev into AB InBev as described under Item 4 above, there have been no transactions in the Ordinary Shares that were effected by any of the Reporting Persons or any controlling shareholder, if any, of the Stichting, BRC, EPS, Rayvax, Fonds Baillet Latour or Fonds Voorzitter Verhelst or any director of the Stichting, BRC, EPS, Rayvax, Fonds Baillet Latour or Fonds Voorzitter Verhelst, other than those described in the paragraph above.

(d)	Except as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares owned, directly or indirectly, by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in the Exhibits to this Schedule 13D is hereby incorporated by reference herein.

Articles of Association of AB InBev

Pursuant to the Articles of Association of AB InBev, attached to this Schedule 13D as Exhibit 2.1, the directors of AB InBev are appointed as follows:

•	three independent directors will be appointed by the shareholders’ meeting of AB InBev upon proposal by the AB InBev board of directors;

•	so long as the Stichting and/or any of its Affiliates (as defined in the Articles of Association), any of their respective Successors (as defined in the Articles of Association) and/or Successors’ Affiliates own, in aggregate, more than 30% of the shares with voting rights in the share capital of AB InBev, nine directors will be appointed by the shareholders’ meeting of AB InBev upon proposal by the Stichting (and/or any of its Affiliates, any of their respective Successors and/or Successors’ Affiliates); and

•	so long as the holders of Restricted Shares, together with their Affiliates and/or any of their Successors and/or Successors’ Affiliates, own in aggregate:

•	more than 13.5% of the shares with voting rights in the share capital of AB InBev, three directors will be appointed by the shareholders’ meeting of AB InBev upon proposal by the holders of the Restricted Shares;

•	more than 9% but not more than 13.5% of the shares with voting rights in the share capital of AB InBev, two directors will be appointed by the shareholders’ meeting of AB InBev upon proposal by the holders of the Restricted Shares; and

•	more than 4.5% but not more than 9% of the shares with voting rights in the share capital of AB InBev, one director will be appointed by the shareholders’ meeting of AB InBev upon proposal by the holders of the Restricted Shares.

2016 AK Shareholders’ Agreement

On April 11, 2016, the Stichting, EPS, EPS Participations S.à R.L (a direct wholly owned subsidiary of EPS through which EPS holds certain of the securities being reported on by EPS on this Schedule 13D, “EPS Participations”), BRC and Rayvax entered into an Amended and Restated New Shareholders’ Agreement (the “2016 AK Shareholders’ Agreement”).

The 2016 AK Shareholders’ Agreement addresses, among other things, certain matters relating to the governance and management of both AB InBev and the Stichting, as well as (i) the transfer of the Stichting certificates and (ii) the de-certification and re-certification process for the Shares and the circumstances in which the Shares held by the Stichting may be de-certified and/or pledged at the request of BRC, EPS or EPS Participations.

The 2016 AK Shareholders’ Agreement provides for restrictions on the ability of BRC and EPS/EPS Participations to transfer their Stichting certificates.

Pursuant to the terms of the 2016 AK Shareholders’ Agreement, BRC and EPS/EPS Participations jointly and equally exercise control over the Stichting and the Shares held by the Stichting. The Stichting is managed by an eight-member board of directors and each of BRC and EPS/EPS Participations have the right to appoint four directors to the Stichting board of directors. Subject to certain exceptions, at least seven of the eight Stichting directors must be present or represented in order to constitute a quorum of the Stichting board, and any action to be taken by the Stichting board of directors will, subject to certain qualified majority conditions, require the approval of a majority of the directors present or represented, including at least two directors appointed by BRC and two directors appointed by EPS/EPS Participations. Subject to certain exceptions, all decisions of the Stichting with respect to the Shares it holds, including how such shares will be voted at AB InBev’s shareholders’ meetings, will be made by the Stichting board of directors.

The 2016 AK Shareholders’ Agreement requires the Stichting board of directors to meet prior to each AB InBev shareholders’ meeting to determine how the shares held by the Stichting are to be voted. In addition, prior to each meeting of the board of directors of AB InBev at which certain key matters are considered, the Stichting board of directors will meet to determine how the eight members of the board of directors of AB InBev nominated exclusively by BRC and EPS/EPS Participations should vote.

The 2016 AK Shareholders’ Agreement requires EPS, EPS Participations, BRC and Rayvax, as well as any other holder of certificates issued by the Stichting, to vote their Shares in the same manner as the Shares held by the Stichting. The parties agree to effect any free transfers of their Shares in an orderly manner of disposal that does not disrupt the market for Shares and in accordance with any conditions established by AB InBev to ensure such orderly disposal. In addition, under the 2016 AK Shareholders’ Agreement, EPS, EPS Participations and BRC agree not to acquire any shares of Ambev’s capital stock, subject to limited exceptions.

Pursuant to the 2016 AK Shareholders’ Agreement, the Stichting board of directors will propose to AB InBev’s shareholders’ meeting nine candidates for appointment to AB InBev’s Board of Directors, among which each of BRC and EPS/EPS Participations will have the right to nominate four candidates, and one candidate will be nominated by the Stichting board of directors.

The 2016 AK Shareholders’ Agreement will remain in effect for an initial term until August 27, 2034 and will be automatically renewed for successive terms of ten years each unless, not later than two years prior to the expiration of the initial or any successive ten-year term, either party to the 2016 Shareholders’ Agreement notifies the other of its intention to terminate the 2016 AK Shareholders’ Agreement.

The 2016 AK Shareholders’ Agreement is attached to this Schedule 13D as Exhibit 2.2.

Funds Voting Agreement

The Stichting entered into a voting agreement, effective 1 November 2015 (the “Funds Voting Agreement”) with Fonds Baillet Latour and Fonds Voorzitter Verhelst, which replaces in its entirety the voting agreement between the parties dated October 16, 2008 which was due to expire on October 16, 2016 if not renewed.

This agreement provides for consultations between the three bodies before any of the shareholders’ meetings of AB InBev to decide how they will exercise the voting rights attached to AB InBev’s shares. Under this voting agreement, consensus is required for all items that are submitted to the approval of any of AB InBev’s shareholders’ meetings. If the parties fail to reach a consensus, each of Fonds Baillet Latour and Fonds Voorzitter Verhelst will vote their AB InBev shares in the same manner as the Stichting. The Funds Voting Agreement will expire on November 1, 2034.

The Funds Voting Agreement is attached to this Schedule 13D as Exhibit 2.3.

Restricted Shareholder Voting Agreement

Each holder of Restricted Shares representing more than 1% of AB InBev’s total share capital, being Altria and BEVCO, was required, upon completion of the Transaction, to enter into an agreement with the Stichting (the “Restricted Shareholder Voting Agreement”), under which:

•	the Stichting is required to exercise the voting rights attached to its Ordinary Shares of AB InBev to give effect to the directors’ appointments principles set out in articles 19 and 20 of the Articles of Association of AB InBev, as described above in “—Articles of Association of AB InBev”;

•	each holder of Restricted Shares is required to exercise the voting rights attached to his or her Ordinary Shares and Restricted Shares, as applicable, to give effect to the directors’ appointments principles set out in articles 19 and 20 of the Articles of Association of AB InBev, as described above; and

•	each holder of Restricted Shares is required not to exercise the voting rights attached to his or her Ordinary Shares and Restricted Shares, as applicable, in favor of any resolutions which would be proposed to modify the rights attached to Restricted Shares, unless such resolution has been approved by a qualified majority of the holders of at least 75% of the Restricted Shareholder Voting Shares (as defined in the Articles of Association).

As of October 27, 2016, Altria held 185,115,417 Restricted Shares and 12,341,937 Ordinary Shares and BEVCO held 96,862,718 Restricted Shares, representing 10.21% and 5.01% of the total shares with voting rights (i.e., 1,607,701,764 Ordinary Shares and 325,999,817 Restricted Shares) issued and outstanding as of October 27, 2016, respectively. Each of Altria and Bevco entered into the Restricted Shareholder Voting Agreement with the Stichting and AB InBev on October 8, 2016. Such Restricted Shareholder Voting Agreement is attached to this Schedule 13D as Exhibits 2.4.

Each of the Reporting Persons disclaims beneficial ownership of all of the Restricted Shares and Ordinary Shares, as applicable, held by Altria and BEVCO. The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Exchange Act or for any other purpose.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

2.1

Consolidated Articles of Association of Anheuser-Busch InBev SA/NV (English-language translation) (incorporated by reference to Exhibit 99.4 to the Current Report on Form 6-K filed by Anheuser-Busch InBev SA/NV on October 11, 2016).

2.2	2016 AK Shareholders’ Agreement, dated April 11, 2016 (incorporated by reference from Amendment No. 16 to the Schedule 13D relating to Ambev S.A. filed by (among others) Former AB InBev, the Stichting and EPS on April 18, 2016).

2.3	Funds Voting Agreement, effective November 1, 2015 (Incorporated by reference to Amendment No. 15 to the Schedule 13D relating to Ambev filed by (among others) Former AB InBev, the Stichting and EPS on March 9, 2015).

2.4	Voting and Support Agreement relating to Anheuser-Busch InBev SA/NV, dated October 8, 2016 (filed herewith).

2.5	Powers of Attorney (filed herewith).

2.6	Joint Filing Agreement pursuant to Rule 13d-1(k) (filed herewith).

ANNEX A-1

Directors of Stichting

Name	Citizenship	Business Address	Present Principal Occupation	Beneficial Ownership of AB InBev Ordinary Shares
Jorge Paulo Lemann	Brazil	Zürcherstrasse 325, 8645 Jona, Switzerland	Director the Stichting.	1,138,322,950
Carlos Alberto da Veiga Sicupira	Brazil	Via Maistra 36 CH – 7500, St Moritz, Switzerland	Director of AB InBev	1,138,322,950
Marcel Herrmann Telles	Brazil	Via Mezdi 35, CH—7500, St Moritz, Switzerland	Director of AB InBev	1,142,060,855
Roberto Moses Thompson Motta	Brazil	600 Third Avenue, 37th floor, New York, NY 10016, USA	Director of the Stichting	<0.1%
Paul Cornet de Ways Ruart	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of AB InBev, the Stichting and EPS	<0.1%
Alexandre Van Damme	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of AB InBev, the Stichting and EPS	<0.1%
Grégoire de Spoelberch	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of AB InBev, the Stichting and EPS; CEO of GDS Consult SA1	<0.1%
Stéfan Descheemaeker	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of AB InBev, the Stichting and EPS and Chief Executive Officer of Nomad Foods and of Iglo Group[2]	<0.1%

[1]	The principal business of GDS Consult SA is private equity and real estate investments and its address is Rue de l’Eglise 147, B-1150 Woluwe St. Pierre, Belgium.
[2]	The principal business of Nomad Foods is the production, distribution and marketing of frozen food brands and its principal business address is No. 5 New Square, Bedfont Lakes Business Park, Feltham, Middlesex TW14 8HA. Iglo Group is a wholly-owned subsidiary of Nomad Foods.

ANNEX A-2

Directors of BRC

Name	Citizenship	Business Address	Present Principal Occupation	Beneficial Ownership of AB InBev Ordinary Shares
Paulo Alberto Lemann	Brazil	Avenida Borges de Medeiros, 633 Sala 608 - Leblon, Rio de Janeiro, Brazil	Director of AB InBev	1,138,322,950
Carlos Alberto da Veiga Sicupira	Brazil	Via Maistra 36 CH – 7500, St Moritz, Switzerland	Director AB InBev	1,138,322,950
Marcel Herrmann Telles	Brazil	Via Mezdi 35, CH—7500, St Moritz, Switzerland.	Director of AB InBev	1,142,060,855
Alexandre Behring	Brazil	600 Third Avenue, 37th Floor New York, NY 10016	Director of AB InBev	<0.1%
Richard Brekelmans	Netherlands	6, rue Eugène Ruppert L-2453 Luxembourg, Grand Duchy of Luxembourg	Director of BRC	<0.1%
Michael Joseph Verhulst	Netherlands	6, rue Eugène Ruppert L-2453 Luxembourg, Grand Duchy of Luxembourg	Director of BRC	<0.1%
Jean-Pierre Winandy	Luxembourg	18-20, Rue Edward Steichen, L-2540 Luxembourg, Grand Duchy of Luxembourg	Director of BRC	<0.1%
Elisa Mendes	Luxembourg	3 Boulevard Royal, L-2449 Luxembourg, Grand Duchy of Luxembourg	Director of BRC	<0.1%

ANNEX A-3

Directors of EPS

Name	Citizenship	Business Address	Present Principal Occupation	Beneficial Ownership of AB InBev Ordinary Shares
Frédéric de Mévius	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of EPS	< 0.1%
Juan de Hemptinne	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of EPS	< 0.1%
Christophe d’Ansembourg	Luxembourg	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of EPS	0
Grégoire de Spoelberch	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of AB InBev, the Stichting and EPS; CEO of GDS Consult SA1	< 0.1%
Alexandre Van Damme	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of AB InBev, the Stichting and EPS	< 0.1%
Comtesse Edwine van der Straten Ponthoz	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of EPS	< 0.1%
Maximilien de Limburg Stirum	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of EPS, Chairman of SFI[2]	< 0.1%
Diane de Spoelberch	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of EPS	< 0.1%
Paul Cornet de Ways Ruart	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of AB InBev, the Stichting and EPS	< 0.1%
Stéfan Descheemaeker	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of AB InBev, the Stichting and EPS and Chief Executive Officer of Nomad Foods and of Iglo Group[3]	< 0.1%

[1]	The principal business of GDS Consult SA is private equity and real estate investments and its address is Rue de l’Eglise 147, B-1150 Woluwe St. Pierre, Belgium.
[2]	The principal business of SFI is equity investments and its address is 488, route de Longwy L-1940 Luxembourg.
[3]	The principal business of Nomad Foods is the production, distribution and marketing of frozen food brands and its principal business address is No. 5 New Square, Bedfont Lakes Business Park, Feltham, Middlesex TW14 8HA. Iglo Group is a wholly-owned subsidiary of Nomad Foods.

ANNEX A-4

Directors of Rayvax

Name	Citizenship	Business Address	Present Principal Occupation or Employment	Beneficial Ownership of AB InBev Ordinary Shares
Arnoud de Pret Roose de Calesberg	Belgium	c/o Rayvax SA Square Vergote 19 1200 Brussels	Director of several companies, including Rayvax	<0.1%
Philippine de Mévius	Belgium	c/o Rayvax SA Square Vergote 19 1200 Brussels	Director of several companies, including Rayvax	<0.1%
Pax Affaires S.A.	Belgium	c/o Rayvax SA Square Vergote 19 1200 Brussels	Consulting Company	0
Cécile Cornet d’Elzius	Belgium	c/o Rayvax SA Square Vergote 19 1200 Brussels	Director of several companies, including Rayvax	<0.1%
Paul Cornet de Ways-Ruart	Belgium	c/o Rayvax SA Square Vergote 19 1200 Brussels	Director of several companies, including Rayvax	<0.1%
Jacques de Mévius	Belgium	c/o Rayvax SA Square Vergote 19 1200 Brussels	Director of several companies, including Rayvax	<0.1%
Eric Speeckaert	Belgium	c/o Rayvax SA Square Vergote 19 1200 Brussels	Director of several companies, including Rayvax	<0.1%
Juan de Hemptinne	Belgium	c/o Rayvax SA Square Vergote 19 1200 Brussels	Director of several companies, including Rayvax	<0.1%
Rodolphe de Spoelberch	Belgium	c/o Rayvax SA Square Vergote 19 1200 Brussels	Director of several companies, including Rayvax	<0.1%

ANNEX A-5

Directors of Fonds Baillet Latour

Name	Citizenship	Business Address	Present Principal Occupation or Employment	Beneficial Ownership of AB InBev Ordinary Shares
Yvan de Launoit	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Fonds Baillet Latour	<0.1%
Arnoud de Pret Roose de Calesberg	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Fonds Baillet Latour or	<0.1%
Grégoire de Spoelberch	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Fonds Baillet Latour	<0.1%
Philippe de Spoelberch	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Fonds Baillet Latour	<0.1%
Alain De Waele	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Fonds Baillet Latour	<0.1%
Pierre Drion	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Fonds Baillet Latour	<0.1%
Philippine de Mevius	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Fonds Baillet Latour	<0.1%
Jan Huyghebaert	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Chairman of Fonds Baillet Latour	<0.1%
André Querton	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Fonds Baillet Latour	<0.1%
Jacques Rogge	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Fonds Baillet Latour	<0.1%
Eric Speeckaert	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Fonds Baillet Latour	<0.1%
Fransiscus van Daele	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Fonds Baillet Latour	<0.1%
Alexandre Van Damme	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of AB InBev, the Stichting and EPS	<0.1%
Stichting Fonds InBev Baillet Latour (1)	Netherlands	Ceresstraat 1, Breda, Netherlands	Director of Fonds Baillet Latour	<0.1%

(1)	The directors of Stichting Fonds InBev Baillet Latour are Arnoud de Pret Roose de Calesberg, Grégoire de Spoelberch, Alain De Waele, Jan Huyghebaert and Kees Storm. Each of them has a less than 0.1% beneficial ownership in AB InBev shares.

ANNEX A-6

Directors of Fonds Voorzitter Verhelst

Name	Citizenship	Business Address	Present Principal Occupation or Employment	Beneficial Ownership of AB InBev Ordinary Shares
Bronckaerts Benoit	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Board member	< 0.1%
Degelin Ludo	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Board member	<0.1%
Hermans Luc	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Board member	<0.1%
Van Biesbroeck Jo	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	President of Fonds Voorzitter Verhelst	<0.1%
Verdoodt Isabelle	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Board member	<0.1%

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2016

STICHTING ANHEUSER-BUSCH INBEV

by	/s/ P. Cornet de Ways Ruart
Name:	P. Cornet de Ways Ruart
Title:	Class A Director

by	/s/ Roberto Moses Thompson Motta
Name:	Roberto Moses Thompson Motta
Title:	Class B Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2016

BRC S.À.R.L.

by	*
Name:	Carlos Alberto Da Veiga Sicupira
Title:	Class A Director

by	*
Name:	Alexandre Behring
Title:	Class B Director

*By:	/s/ Roberto Moses Thompson Motta
Roberto Moses Thompson Motta
Attorney-in-Fact

/s/ André Costa Coelho de Souza
André Costa Coelho de Souza
Attorney-in-Fact

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2016

EUGÉNIE PATRI SÉBASTIEN S.A.

by	/s/ G. de Spoelberch
Name:	G. de Spoelberch
Title:	Director

by	/s/ P. Cornet de Ways Ruart
Name:	P. Cornet de Ways Ruart
Title:	Director

by	/s/ Alexandre Van Damme
Name:	Alexandre Van Damme
Title:	Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2016

RAYVAX SOCIÉTÉ D’INVESTISSEMENTS S.A.

by	/s/ P. Cornet de Ways Ruart
Name:	Paul Cornet de Ways Ruart
Title:	Director

by	/s/ Arnoud de Pret
Name:	Arnoud de Pret
Title:	Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2016

FONDS BAILLET LATOUR

by	*
Alain De Waele
Director

by	*
Jan Huyghebaert
Director

*By:	/s/ Benoit Loore
Benoit Loore
Attorney-in-Fact

/s/ Jan Vandermeersch
Jan Vandermeersch
Attorney-in-Fact

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2016

FONDS VOORZITTER VERHELST BVBA

by	*
Luc Hermans
Director

by	*
Jo Van Biesbroeck
Director

*By:	/s/ Benoit Loore
Benoit Loore
Attorney-in-Fact

/s/ Jan Vandermeersch
Jan Vandermeersch
Attorney-in-Fact

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2016

JORGE PAULO LEMANN

*
Name:	Jorge Paulo Lemann

*By:	/s/ Roberto Moses Thompson Motta
Roberto Moses Thompson Motta
Attorney-in-Fact

/s/ André Costa Coelho de Souza
André Costa Coelho de Souza
Attorney-in-Fact

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2016

CARLOS ALBERTO DA VEIGA SICUPIRA

*
Name:	Carlos Alberto Da Veiga Sicupira

*By:	/s/ Roberto Moses Thompson Motta
Roberto Moses Thompson Motta
Attorney-in-Fact

/s/ André Costa Coelho de Souza
André Costa Coelho de Souza
Attorney-in-Fact

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2016

MARCEL HERRMANN TELLES

*
Name:	Marcel Herrmann Telles

*By:	/s/ Roberto Moses Thompson Motta
Roberto Moses Thompson Motta
Attorney-in-Fact

/s/ André Costa Coelho de Souza
André Costa Coelho de Souza
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

2.1

Consolidated Articles of Association of Anheuser-Busch InBev SA/NV (English-language translation) (incorporated by reference to Exhibit 99.4 to the Current Report on Form 6-K filed by Anheuser-Busch InBev SA/NV on October 11, 2016).

2.2	2016 AK Shareholders’ Agreement, dated April 11, 2016 (incorporated by reference from Amendment No. 16 to the Schedule 13D relating to Ambev S.A. filed by (among others) Former AB InBev, the Stichting and EPS on April 18, 2016).

2.3	Funds Voting Agreement, effective November 1, 2015 (Incorporated by reference to Amendment No. 15 to the Schedule 13D relating to Ambev filed by (among others) Former AB InBev, the Stichting and EPS on March 9, 2015).

2.4	Voting and Support Agreement relating to Anheuser-Bush InBev SA/NV dated October 8, 2016 (filed herewith).

2.5	Powers of Attorney (filed herewith).

2.6	Joint Filing Agreement pursuant to Rule 13d-1(k) (filed herewith).